Joseph De Perio · 3rd

Co-Founder at SportBLX

New York, New York, United States · Contact info

500+ connections

I Got It

Brown University

Experience

Chairman Of The Board
I Got It
Aug 2020 – Present · 1 yr 2 mos
New York City Metropolitan Area

Co-Founder of SportBLX
SportBLX
Jan 2019 – Present · 2 yrs 9 mos
New York, New York, United States

Senior Portfolio Manager
Clinton Group
Jun 2006 – Present · 15 yrs 4 mos

Vice President
Millennium Partners
2008 – 2009 · 1 yr

Private Equity Associate
Trimaran Capital Partners
2003 – 2006 · 3 yrs

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Education

Brown University
BA, Business Economics
1996 – 2000